UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160027

DIVISION OF
CORPORATION FINANCE

December 30, 2016

Molly R. Benson
Marathon Petroleum Corporation
mrbenson@marathonpetroleum.com

Re: Marathon Petroleum Corporation
Incoming letter dated December 19, 2016

Dear Ms. Benson:

This is in response to your letters dated December 19, 2016 and December 22, 2016 concerning the shareholder proposal submitted to MPC by John Chevedden. We also have received letters from the proponent dated December 20, 2016 and December 26, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 30, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Petroleum Corporation
Incoming letter dated December 19, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in MPC's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that MPC may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that MPC may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 26, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Marathon Petroleum Corporation (MPC)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company November 14, 2016 letter was vague. In the letter the company claims that the rule 14a-8 proposal is at least two proposals. In looking for clarification the reader can only find that further on the company refers to multiple proposals which can be 2 or more proposals.

The company November 14, 2016 letter gives the company the option to later claim that the proposal is 3 or 4 proposals after receiving a shareholder revision.

It is not believed that § 240.14a-8(f) was intended as a springboard for companies to create confusion for shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Molly R. Benson <mrbenson@marathonpetroleum.com>

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 14, 2016

Via FedEx and E-mail to ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Chevedden:

We are in receipt of your shareholder proposal, dated November 1, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting your ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and a written statement from you that you continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date you submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a

DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date you submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 1, 2016).

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to propose to shareholders the amendment of certain distinct, and unrelated provisions of (i) MPC's Restated Certificate of Incorporation (the "**Certificate**") and (ii) MPC's Amended and Restated Bylaws (the "**Bylaws**"). The amendments requested under the Proposal would need to be presented in at least two separate proposals because amendments to Article 6 and Article 8 of the Certificate require one voting standard and amendments to Article 7 of the Certificate and Section 7.5 of the Bylaws require a different voting standard. Additionally, because the Proposal would require (a) amending Article 7 and Article 8 of the Certificate and Section 7.5 of the Bylaws, each regarding future amendments to the Certificate and/or the Bylaws, and (b) amending Article 6 of the Certificate regarding removal of directors, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal(s) you would like to withdraw.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

December 22, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On December 19, 2016, Marathon Petroleum Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials") a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2017 proxy materials pursuant to Rule 14a-8(c) because the Proposal constitutes multiple proposals. The Proponent submitted a letter, dated December 20, 2016, responding to the No-Action Request (the "Response Letter"), a copy of which is attached as Exhibit A. The Response Letter claims that the No-Action Request failed to address two precedents, *Netflix, Inc.* (Feb. 29, 2016) and *NextEra Energy, Inc.* (Feb. 25, 2014) (collectively, the "Precedents"). The Response Letter included as attachments responses from the Staff to two requests for no action under Rule 14a-8(c).

As discussed in the No-Action Request, although the Proposal is couched as a single proposal, the Proposal asks shareholders to recommend to the Company's board of directors (the "Board") the elimination of supermajority voting requirements in at least three separate provisions of the Company's Restated Certificate of Incorporation (the "Charter") and one provision of the Company's Amended and Restated Bylaws (the "Bylaws"), each of which contains its own voting standard for shareholders to amend such provision. Because the amendment of all four of these supermajority provisions by shareholders would result in four separate entries on the Company's proxy card and four separate votes of shareholders to accommodate the separate applicable voting standards, the Company notified the Proponent in the Deficiency Notice that the Proposal is in fact multiple proposals and requested that the Proponent reduce the number of proposals to one. The Proponent failed to do so.

The chart set forth below, includes the voting standards for the various amendments to the Charter and Bylaws bundled in the several proposals comprising the Proposal.

Supermajority Provision	*Shareholder Voting Standard to Amend The Supermajority Provision*
Article 6, Section 5 of the Charter (Removal of Directors)	Affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. This standard applies irrespective of the Board's support of the proposal.
Article 7 of the Charter (Amending Bylaws)	Affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Upon the approval of a majority of the directors then in office, this standard is modified to an affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.
Article 8 of the Charter (Amending the Charter)	Affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. This standard applies irrespective of the Board's support of the proposal.
Section 7.5 of the Bylaws (Amending the Bylaws)	Affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Upon the approval of a majority of the directors then in office, this standard is modified to an affirmative vote of majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter (including shares subject to broker non-votes).

The Proponent directs the Staff to the Precedents, incorrectly claiming that the Precedents support inclusion of the Proposal in the 2017 proxy materials. Each of the Precedents, however, is clearly distinguishable from the Proposal in this case. In *Netflix, Inc.*, the proposal to adopt simple majority voting required an amendment to three provisions of the company's charter. All three provisions, however, could be amended by the same shareholder vote—66 2/3%. In *NextEra Energy, Inc.*, the proposal to adopt simple majority voting meant that the company would have to amend six distinct provisions of its charter and bylaws. Nevertheless, each of those six provisions could be amended by the same shareholder vote—75%. While the Staff has made clear in the Precedents and other similar instances that a need to amend multiple provisions of a company's charter or bylaws in order to implement a proposal does not necessarily mean that the proposal constitutes more than one proposal, the Proposal in this case would require the Company to amend four provisions of its Charter and Bylaws, with each such provision subject to its own shareholder voting standard. For example, to amend the Charter to implement a simple majority voting standard with respect to future amendments to the Bylaws with the approval of a majority of the directors then in office, an affirmative vote of only the majority of shareholders would be required, but to amend the Charter to implement simple majority voting with respect to the removal of directors (even with the approval of a majority of the directors then in office), an affirmative vote of 80% of the shareholders would be required.

The Company is aware that the Staff has been unable to concur with the view of other registrants that proposals similar to the Proposal (including the Precedents and other proposals with identical language to the Proposal) may be excluded under Rule 14a-8(c). The Company is not arguing that the Proposal is excludable on its face pursuant to Rule 14a-8(c), and thus is not asking the Staff to reconsider its position regarding the Precedents and other similar proposals. Instead, the Company believes that the application of the Proposal in this particular instance is distinguishable from the application in the Precedents and other similar proposals given the several distinct voting standards for the amendments being sought.

Therefore, we reiterate our request that the Staff not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2017 proxy materials because the Proposal constitutes multiple proposals in violation of Rule 14a-8(c).

If you have any questions with respect to this matter, please contact me at (419) 421-3271 or by email at mrbenson@marathonpetroleum.com.

Sincerely,

Molly R. Benson

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

cc: Mr. John Chevedden

Exhibit A

Response Letter

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 20, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Marathon Petroleum Corporation (MPC)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company failed to address the 2 attached precedents.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Molly R. Benson <mrbenson@marathonpetroleum.com>

February 25, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NextEra Energy, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that NextEra may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that NextEra may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

February 29, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in Netflix's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

[MPC: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 20, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Marathon Petroleum Corporation (MPC)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company failed to address the 2 attached precedents.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Molly R. Benson <mrbenson@marathonpetroleum.com>

February 25, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NextEra Energy, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that NextEra may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that NextEra may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

February 29, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in Netflix's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

[MPC: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

December 19, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of Marathon Petroleum Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, the Company may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderprosals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2017 proxy materials.

Introduction

The Proposal states:

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

The Company believes that the Proposal may be properly omitted from its 2017 proxy materials under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(c).

Bases for Excluding the Proposal

We request that the Staff concur that the Company may exclude the Proposal pursuant to Rule 14a-8(c), because the Proposal constitutes multiple proposals.

Background

On November 1, 2016, the Proponent sent the Proposal to the Company via electronic transmission. A copy of the Proponent's submission, including the Proposal, is attached as Exhibit A.

The Proponent's submission failed to provide verification of the Proponent's ownership of the requisite number of shares of Company stock for at least one year as November 1, 2016, the date the Proponent submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was a record owner of any shares of Company stock.

On November 14, 2016, which was within 14 calendar days of the date on which the Company received the Proposal, the Company sent the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 1, 2016 (the date the Proposal was submitted);
- that the Proposal contained more than one proposal, in violation of Rule 14a-8(c);
- that the Proponent could correct this procedural deficiency by indicating which proposal he would like to submit and which proposal(s) he would like to withdrawal; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8. See Exhibit B.

On November 23, 2016, the Proponent submitted to the Company by electronic transmission a letter dated November 23, 2016 from Fidelity Investments (the "Fidelity Letter") regarding the

Proponent's beneficial ownership of the Company's common stock. A copy of the Fidelity Letter is attached as Exhibit C to this letter. The Fidelity Letter was timely received by the Company. The Company believes that the Fidelity Letter satisfies the requirements of Rule 14a-8(b) because it verifies the Proponent's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 1, 2016, the date of submission of the Proposal. However, neither the Fidelity Letter nor any other correspondence from the Proponent to date has corrected or even referenced the Proposal's deficiency under Rule 14a-8(c) for multiple proposals.

The 14-day deadline for responding to the Deficiency Notice has passed. The Company has received no further correspondence from the Proponent regarding the Proposal.

Analysis

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proposal Constitutes Multiple Proposals in Violation of Rule 14a-8(c).

A. The Exclusion

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular meeting of shareholders. The one-proposal limitation applies not only to a proponent's submission of multiple proposals in multiple submissions, but also to a proponent's submission of an ostensibly single proposal that in fact "bundles" multiple proposals.

The Staff has consistently taken the position that a company may exclude a shareholder proposal under Rule 14a-8(c) where the proposal represents more than one proposal and the shareholder fails to reduce the number of proposals after receiving notice of the deficiency. Moreover, the Staff has long recognized that multiple, bundled proposals will not be considered a single proposal just because they relate to the same general topic. See, e.g., *PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant). *Duke Energy Corp.* (Feb. 27, 2009), (permitting the company to exclude a proposal that would have required the company's directors to own a minimum amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's stock); *HealthSouth Corp.* (Mar. 28, 2006) (permitting exclusion of proposal that sought to amend two separate provisions of the company's bylaws, one to grant shareholders the power to increase the size of the board and the second to allow shareholders to fill any director vacancies created by the increase, despite the proponent's argument that both provisions related to the single concept of giving shareholders the power to add directors of their own choosing); *Centra Software, Inc.* (Mar. 31, 2003) (permitting exclusion of proposal requesting amendments to the bylaws to require separate meetings of the independent directors and to require that chairman of the board not be a company officer or employee because (a) the proposal seeks to amend two separate and distinct provisions of the bylaws and (b) a shareholder might wish to vote for one proposal, but not the other); *Exxon Mobil Corp.* (Mar. 19, 2002) (permitting exclusion of proposal requesting that the company's slate of director nominees be larger each year than the number of available board seats and that the additional nominees come from varied backgrounds that offer in-depth experience with a variety of stakeholder groups because, while both proposals related to the single concept of diversification of the board, there was "no necessary link or relationship between the two proposals that would make it appropriate to combine them as a single item of business"); *BostonFed Bancorp, Inc.* (Mar. 5, 2001) (proposal to alter charter and bylaws to remove restrictions relating to various shareholder rights was excludable); *American Electric Power* (Jan. 2, 2001) (proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the governance of the company); and *Storage Tech Corp.* (Feb. 22, 1996) (proposal calling for immediate resignation of chief executive officer and disclosure of his severance arrangements was excludable).

B. Applicability of the Exclusion

Although the Proposal is couched as a single proposal, the Proposal asks shareholders to recommend to the Company's board of directors (the "Board") the elimination of at least three separate provisions of the Company's Restated Certificate of Incorporation (the "Charter") and one provision of the Company's Amended and Restated Bylaws (the "Bylaws"), each of which contains its own voting standard for shareholders to amend such provisions. Because the amendment of all four of these supermajority provisions by shareholders would result in four separate entries on the Company's proxy card and four separate votes of shareholders to accommodate the separate applicable voting standards, the Company notified the Proponent in the Deficiency Notice that the Proposal is in fact multiple proposals and requested that the Proponent reduce the number of proposals to one. The Proponent failed to do so.

The Charter requires a greater than majority vote of shareholders to approve any of the following actions: (i) removal of directors by shareholders for cause (Article 6, Section 5), (ii) amendment of the Bylaws by shareholders (unless such amendment is approved by the majority of the members of the Board then in office) (Article 7) and (iii) amendment of the Charter by shareholders (Article 8). In addition, the Company's Bylaws require a greater than majority vote of shareholders to approve the amendment of the Bylaws by shareholders (unless such amendment is approved by the majority of the members of the Board then in office) (Section 7.5). In order for the Company to implement the several proposals comprising the Proposal, the Company would be required to take the steps necessary so that each voting requirement included in the provisions set forth above (such provisions, the "Supermajority Provisions") were eliminated and replaced by a requirement for a majority of the votes cast for and against (or as close to such "simple majority" as possible) applicable proposals.

The chart set forth below, includes the voting standards for the various amendments to the Charter and Bylaws bundled in the several proposals comprising the Proposal.

Supermajority Provision	*Shareholder Voting Standard to Amend The Supermajority Provision*
Article 6, Section 5 of the Charter (Removal of Directors)	Affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. This standard applies irrespective of the Board's support of the proposal.
Article 7 of the Charter (Amending Bylaws)	Affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Upon the approval of a majority of the directors then in office, this standard is modified to an affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.
Article 8 of the Charter (Amending the Charter)	Affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. This standard applies irrespective of the Board's support of the proposal.
Section 7.5 of the Bylaws (Amending the Bylaws)	Affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Upon the approval of a majority of the directors then in office, this standard is modified to an affirmative vote of majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter (including shares subject to broker non-votes).

It is impossible for the Company to fully implement the Proposal via a single proposal to shareholders because of the various voting standards applicable to amend the Supermajority Provisions. The Company is aware that the Staff has been unable to concur with the view of other registrants that proposals similar to the Proposal (including proposals with identical language to the Proposal brought by the Proponent) may be excluded under Rule 14a-8(c). The Company is not arguing that the Proposal is excludable on its face pursuant to Rule 14a-8(c), and thus is not asking the Staff to reconsider its position regarding other similar proposals. Instead, the Company believes that the application of the Proposal in the particular case of the Company is distinguishable from the application of similar proposals to other companies given the several distinct voting standards for the amendments being sought. Therefore, the Company believes that the Proposal represents more than one proposal in contradiction to Rule 14a-8(c).

If the Proponent wishes to ask the Board to take the actions necessary to amend each of the Supermajority Provisions, the Proponent may seek to do so under Rule 14a-8, but only by submitting the proposed Charter or Bylaw amendments subject to separate voting standards as separate proposals subject to the limitations of Rule 14a-8(c). Because the Staff has consistently permitted exclusion of a proposal that represents more than one proposal when the proponent fails to timely reduce the number of proposals after receiving notice of deficiency, we believe the Proposal may be excluded under Rule 14a-8(c) because it contains multiple proposals.

Conclusion

The Company believes that the Proposal may be omitted in its entirety from the Company's 2017 proxy materials under Rule 14a-8(f)(1) because the Proposal constitutes multiple proposals. Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2017 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-3271 or by email at mrbenson@marathonpetroleum.com.

Sincerely,

Molly R. Benson

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

cc: Mr. John Chevedden

Exhibit A

Proposal

See attached.

Dicesare, Leslie E. (MPC)

From:	Benson, Molly R. (MPC)
Sent:	Wednesday, November 02, 2016 10:45 AM
To:	Dicesare, Leslie E. (MPC)
Subject:	FW: [EXTERNAL] Rule 14a-8 Proposal (MPC)``
Attachments:	CCE01112016.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 01, 2016 1:05 PM
To: Benson, Molly R. (MPC)
Cc: Ewing, Geri (MPC)
Subject: [EXTERNAL] Rule 14a-8 Proposal (MPC)``

Dear Ms. Benson,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Dicesare, Leslie E. (MPC)

From: Benson, Molly R. (MPC)
Sent: Wednesday, November 02, 2016 10:45 AM
To: Dicesare, Leslie E. (MPC)
Subject: FW: A new fax has arrived from ***FISMA & OMB Memorandum M-07-16*** (Part 1 of 1) on Channel 0
Attachments: A5cda7e95-f86a-43c5-870c-104bb7bd562a.TIF

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JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Molly R. Benson
Corporate Secretary
Marathon Petroleum Corporation (MPC)
539 South Main Street
Findlay, OH 45840
PH: 419-422-2121
PH: 419-421-3271
FX: 419-421-8427

Dear Ms. Benson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 1, 2016
Date

cc: Geri Ewing <gcewing@marathonpetroleum.com>
Director, Investor Relations

[MPC: Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]
Proposal [4] – Simple Majority Vote
RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:
Simple Majority Vote – Proposal [4]
[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Exhibit B

Deficiency Notice

See attached.

George, Robin (MPC)

From: Kern, Peter I. (MPC)
Sent: Monday, November 14, 2016 4:43 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Benson, Molly R. (MPC)
Subject: Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments: [Untitled].pdf

Mr. Chevedden,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924
Cell (419) 348-2682
Fax (419) 427-4173

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 14, 2016

Via FedEx and E-mail to ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Chevedden:

We are in receipt of your shareholder proposal, dated November 1, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting your ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and a written statement from you that you continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date you submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a

DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date you submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 1, 2016).

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to propose to shareholders the amendment of certain distinct, and unrelated provisions of (i) MPC's Restated Certificate of Incorporation (the "**Certificate**") and (ii) MPC's Amended and Restated Bylaws (the "**Bylaws**"). The amendments requested under the Proposal would need to be presented in at least two separate proposals because amendments to Article 6 and Article 8 of the Certificate require one voting standard and amendments to Article 7 of the Certificate and Section 7.5 of the Bylaws require a different voting standard. Additionally, because the Proposal would require (a) amending Article 7 and Article 8 of the Certificate and Section 7.5 of the Bylaws, each regarding future amendments to the Certificate and/or the Bylaws, and (b) amending Article 6 of the Certificate regarding removal of directors, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal(s) you would like to withdraw.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Exhibit C

Fidelity Letter

See attached.

Personal Investing PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

MPC

Post-it® Fax Note 7671	Date 11-23-16	# of pages ▶
To Molly Benson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 419-421-8427	Fax #	

November 23, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 50 shares of DTE Energy Company (CUSIP: 233331107, trading symbol: DTE), no fewer than 50 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY), no fewer than 100 shares of Marathon Petroleum Corp. (CUSIP: 56585A102, trading symbol: MPC) and no fewer than 100 shares of Crown Holdings, Inc. (CUSIP: 228368106, trading symbol: CCK) since October 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W896399-23NOV16